UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                            HUDSON HOTELS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   595143 10 8
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                            James A. Locke III, Esq.
                                Nixon Peabody LLP
                            Box 1051, Clinton Square
                            Rochester, New York 14603
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                           On or about April 12, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D (Amendment No. 5)
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CUSIP NO. 595143 10 8                                           Page 2 of 13
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--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Richard Sands
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        PF
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

                                                                      |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             496,793
    NUMBER OF
                        --------------------------------------------------------
    SHARES              8    SHARED VOTING POWER

    BENEFICIALLY             0

    OWNED BY            --------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER
    EACH
                             496,793
    REPORTING

    PERSON              --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
    WITH
                             0

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        496,793
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)
                                                                      |X|
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        18.1%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        IN
--------------------------------------------------------------------------------

                         SCHEDULE 13D (Amendment No. 5)
--------------------------------------------------------------------------------
CUSIP NO. 595143 10 8                                           Page 3 of 13
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--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Robert Sands
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        PF
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

                                                                      |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             231,115
    NUMBER OF
                        --------------------------------------------------------
    SHARES              8    SHARED VOTING POWER

    BENEFICIALLY             0

    OWNED BY            --------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER
    EACH
                             231,115
    REPORTING
    PERSON              --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
    WITH
                             0

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        231,115
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)
                                                                      |X|
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.4%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        IN
--------------------------------------------------------------------------------

                         SCHEDULE 13D (Amendment No. 5)
--------------------------------------------------------------------------------
CUSIP NO. 595143 10 8                                           Page 4 of 13
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--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        CWC Partnership-I
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        PF
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

                                                                      |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York State
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             230,793
    NUMBER OF
                        --------------------------------------------------------
    SHARES              8    SHARED VOTING POWER

    BENEFICIALLY             0

    OWNED BY            --------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER
    EACH
                             230,793
    REPORTING

    PERSON              --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
    WITH
                             0

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        230,793
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)
                                                                      |X|
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.4%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        PN
--------------------------------------------------------------------------------

                         SCHEDULE 13D (Amendment No. 5)
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CUSIP NO. 595143 10 8                                           Page 5 of 13
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   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        RHD Capital Ventures LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        PF
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

                                                                      |-|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             555,556
    NUMBER OF
                        --------------------------------------------------------
    SHARES              8    SHARED VOTING POWER

    BENEFICIALLY             0

    OWNED BY            --------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER
    EACH
                             555,556
    REPORTING

    PERSON              --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
    WITH
                             0

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        555,556
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)
                                                                      |X|
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        20.2%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        PN
--------------------------------------------------------------------------------

                         SCHEDULE 13D (Amendment No. 5)
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CUSIP NO. 595143 10 8                                           Page 6 of 13
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         Item 1.  Security and Issuer.

                  This Schedule 13D (Amendment No. 5) relates to the common stock, par value $.001 per share (the "Common Stock"), of Hudson Hotels Corporation, a New York corporation with its principal executive offices at 300 Bausch & Lomb Place, Rochester, New York 14604 (the "Company").


         Item 2.  Identity and Background.

                  This Schedule 13D (Amendment No. 5) is being filed by RHD Capital Ventures LLC ("RHD Capital Ventures"), Richard Sands, Robert Sands and CWC Partnership-I.


                  RHD Capital Ventures is a Delaware limited liability company with three members. Those members and their percentage ownership are as follows: Richard Sands 60%; Robert Sands 20%; and CWC Partnership-I 20%.

                  Richard Sands is Chairman of the Board, President and Chief Executive Officer of Constellation Brands, Inc., a Delaware corporation with its principal offices located at 300 WillowBrook Office Park, Fairport, New York 14424 ("Constellation").

                  Robert Sands is Group President of Constellation.

                  Laurie Sands was a physican living and practicing in Rochester, New York prior to her death in March of 1995. CWC Partnership-I, a New York general partnership with its principal offices located at 300 WillowBrook Office Park, Fairport, New York 14424 ("CWC"), was organized for the purpose of isolating and holding certain of her interests for estate-planning purposes. Its Co-Managing Partners are Richard Sands and Robert Sands. Its non-managing partners are four trusts which benefit the husband and two children of Laurie Sands. The trustees of the four trusts are Andrew Stern (the husband of Laurie Sands) and Marilyn Sands (the wife of Marvin Sands). Andrew Stern is a physician living and practicing in Rochester, New York. Marilyn Sands is not currently employed.

                  Each of Richard Sands, Robert Sands, Marilyn Sands and Andrew Stern is a citizen of the United States.

                  During the last five years, none of Richard Sands, Robert Sands, Laurie Sands, Marilyn Sands, Andrew Stern, CWC and RHD Capital Ventures (a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.


         Item 3.  Source and Amount of Funds or Other Consideration.

                  Since filing Schedule 13D (Amendment No. 4), RHD Capital Ventures has acquired shares of Common Stock of the Company. The source of the funds was personal funds in the amount of $333,333.60 for the 555,556 shares of Common Stock of the Company.

                         SCHEDULE 13D (Amendment No. 5)
--------------------------------------------------------------------------------
CUSIP NO. 595143 10 8                                           Page 7 of 13
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         Item 4. Purpose of the Transaction.

                  RHD Capital Ventures acquired the Common Stock for investment purposes only and not with the purpose of changing or influencing the control of the Company or in connection with any transaction having that purpose or effect. RHD Capital Ventures may, for investment purposes, make additional purchases of Common Stock of the Company in the future. However, RHD Capital Ventures does not have any intention of making any material changes in the Company's business, corporate structure, management, policies or governing documents.

         Item 5.  Interest in Securities of the Issuer.

                  General. In response to this Item 5, rows 7 through 11 inclusive and row 13 of the cover pages of this Schedule 13D (Amendment No. 5) are incorporated herein by reference. The information in such rows 7 through 11 and row 13, and the information in this Item 5, is through the date of execution of this Schedule 13D (Amendment No. 5). The percentages of ownership set forth in this Schedule 13D (Amendment No. 5) are based upon the Company's outstanding Common Stock as of March 22, 2001 as reported in the Company's most recently available Form 10-K as filed on March 30, 2001.

                  Each of Richard Sands, Robert Sands, CWC and RHD Capital Ventures declares that the filing of this Schedule 13D (Amendment No.
         5) shall not be construed as an admission that such person is, for the purposes of Section 13(d) of the Act, the beneficial owner of securities for which he or it disclaims beneficial ownership.

                  RHD Capital Ventures Under the name RHD Capital Ventures, Richard Sands, Robert Sands and CWC act together for the purpose of acquiring, holding and disposing of securities of the Company. By virtue of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934 and the understandings they have with respect to RHD Capital Ventures, Richard Sands, Robert Sands and CWC may be considered to be a group and, as such, they would be deemed to have beneficial ownership of all securities of the Company which are beneficially owned by any of them. Richard Sands, Robert Sands, CWC and RHD Capital Ventures beneficially own an aggregate of 1,283,464 shares of Common Stock of the Company or 46.7% of the outstanding Common Stock as of March 22, 2001.

                  Richard Sands and Robert Sands are each deemed to beneficially own 555 additional shares through their ownership interest in CWC. Richard Sands disclaims beneficial ownership of approximately 40% of the shares held in the name of RHD Capital Ventures (i.e. 221,667 shares of Common Stock) and Robert Sands and CWC each disclaims beneficial ownership of approximately 80% of the shares held in the name of RHD Capital Ventures (i.e. Robert Sands disclaims 443,889 shares of Common Stock and CWC disclaims 444,444 shares of Common Stock). These shares have been excluded from row 11 and have not been included in calculating the percentages in row 13 on the cover pages of this Schedule 13D (Amendment No. 5). If the shares had been included in the calculation of the percentages in row 13, then the percentages would be 26.1% for Richard Sands, 24.5 % for Robert Sands and 36.4% for CWC.


         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                         SCHEDULE 13D (Amendment No. 5)
--------------------------------------------------------------------------------
CUSIP NO. 595143 10 8                                           Page 8 of 13
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                  Shares of Common Stock of the Company held in the name of RHD
         Capital Ventures are owned by Richard Sands, Robert Sands and CWC. RHD Capital Ventures was established solely for investment purposes. From time to time, Richard Sands, Robert Sands, CWC and RHD Capital Ventures discuss among themselves investment strategies, goals and objectives, which include matters relating to acquiring, holding, voting and disposing of Common Stock of the Company.

                  Richard Sands and Robert Sands own, in the aggregate, 1% of CWC and are its Co-Managing Partners. The remaining non-managing interests in CWC are held by four trusts which benefit the husband and children of Laurie Sands. The trustees of the four trusts are Andrew Stern, Laurie's husband, and Marilyn Sands.

                  On May 24, 2000, the Company sold to RHD Capital Ventures for an aggregate consideration of $1,000,000, a Warrant to purchase 5,000,000 common shares of Company stock for a per share exercise price of $1.00. Upon certain conditions, the Warrant is exercisable at any time until May 23, 2005. The purchaser paid $250,000 in cash and delivered a Note for the balance of the purchase price of $750,000. Simultaneously, with the sale of the Warrant, the Company and RHD entered into a Put and Call Agreement, pursuant to which the Company has the right to purchase the Warrants from RHD upon payment in full of any and all outstanding debt obligation to RHD, and RHD has the right to require the Company to repurchase the Warrants upon repayment in full of all debt of the Company to RHD, or upon the occurrence of an Event of Default, as defined in any document or instrument evidencing or securing any debt from the Company to RHD. The purchase price of the repurchase of the Warrants is calculated by a formula taking into account the amount of debt outstanding to RHD, a scheduled repayment amount, and the average market price of Hudson common stock, as related to a target stock price. The Warrant purchase price increases over time. Following the Company's one for three reverse split, the number of shares subject to the warrant have been reduced to 1,666,667 and the exercise price per share has been adjusted upward accordingly.

                  On June 2, 2000, the Company entered into a Mezzanine Loan Restructuring Agreement with RHD Capital Ventures, and in connection therewith a Second Amended and Restated Mezzanine Note, a Second Amended and Restated Mezzanine Loan Agreement, and related amendments to collateral documents. The Restructuring Agreement reduced the stated principal of the Mezzanine Loan from $35,000,000 to $25,000,000 (including offset of the $750,000 Note given by RHD Capital Ventures to the Company as partial consideration for the Warrant), reduced the stated interest rate to 6.53%, and fixed a maturity date of February 2, 2002. The security interest in the Company's assets was spread to cover the amounts which may become due under a Put and Call Agreement, as well.

                  The information pertaining to each of the exhibits listed in
         Item 7 is hereby incorporated, in its entirety, into this Item 6.


         Item 7.  Material to Be Filed as Exhibits.

                  1. Joint Filing Agreement by and among Richard Sands, Robert Sands, CWC and RHD Capital Ventures stating that this Schedule 13D (Amendment No. 5) is filed on behalf of each of them filed as Exhibit A hereto.

                  2. Letter Agreement by and between between RHD Capital Ventures LLC and Oppenheimer Mutual Funds Inc. dated April 11, 2001 attached as Exhibit B hereto.

                         SCHEDULE 13D (Amendment No. 5)
--------------------------------------------------------------------------------
CUSIP NO. 595143 10 8                                           Page 9 of 13
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                  3. Put and Call Agreement by and between the Hudson Hotels
         Corporation and RHD Capital Ventures LLC dated May 24, 2000 filed as Exhibit C hereto.

                  4. Agreement and Warrant to Purchase 5,000,000 Common Shares granted by Hudson Hotels Corporation to RHD Capital Ventures LLC dated May 24, 2000 filed as Exhibit D hereto.

                  5. Amendment to Agreement and Warrant by and between the Hudson Hotels Corporation and RHD Capital Ventures LLC filed as Exhibit E hereto.

                  6. Note Termination Agreement, dated March 25, 1999 by and between M, L, R & R and Hudson Properties. *

                  7. Letter Agreement, dated August 17, 1998, by and between M, L, R & R and the Company.**

                  8. Registration Rights Agreement, dated May 26, 1998, by and between M, L, R & R and the Company.**

                  9. Pledge and Irrevocable Proxy Security Agreement, dated May 26, 1998, by and among M, L, R & R, Hudson Properties and the Company.**

                  10. Agreement and Warrant to Purchase 250,000 Common Shares, dated May 26, 1998, from the Company to M, L, R & R.**

                  11. Transfer Agreement, dated as of July 31, 1996, by and between L, R & R, c/o Richard Sands, and Hudson Properties.***

                  12. Assignment and Assumption Agreement, dated as of July 31, 1996, by and between L, R & R and Hudson Properties.***

                  13. Transfer Agreement, dated as of July 31, 1996, by and between Richard Sands and Hudson Properties.***

                  14. Assignment and Assumption Agreement, dated as of July 31, 1996, by and between Richard Sands and Hudson Properties.***

                  15. Assignment of Interest in L, R & R, dated January 17, 1995, by Laurie Sands to CWC.***

                  16. Acceptance of Interest in L, R & R, dated January 17, 1995, by CWC. ***

                  17. Consent by Partners of L, R & R, dated January 17, 1995, by Laurie Sands, Richard Sands and Robert Sands.***

                  18. Assignment and Assumption Agreement, dated as of February 28, 1994, between Brad N. Sluman and Richard Sands.****

                         SCHEDULE 13D (Amendment No. 5)
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CUSIP NO. 595143 10 8                                           Page 10 of 13
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                  19. Stock Purchase Agreement, dated May 12, 1993, by and
         between Brad N. Sluman and Jennifer L. Ansley as Executrix of the Estate of Loren G. Ansley, which Agreement has been assigned to and assumed by Richard Sands.****

                  20. Promissory Note of Richard Sands, dated February 28, 1994, payable to the Estate of Loren G. Ansley, c/o Jennifer Ansley, Executrix.****

                  21. Pledge and Irrevocable Proxy Security Agreement, dated as of May 12, 1993, by and between Brad N. Sluman and the Estate of Loren
         G. Ansley, which Agreement has been assigned to and assumed by Richard Sands.****

                  22. Escrow Agreement, dated as of February 28, 1994, by and among Richard Sands, the Estate of Loren G. Ansley, c/o Jennifer Ansley, Executrix and Boylan, Brown, Code, Fowler & Wilson.****

                  23. Stock Purchase Agreement, dated as of June 23, 1993, by and between Richard Sands and Jennifer L. Ansley as Executrix of the Estate of Loren G. Ansley.*****

                  24. Promissory Note of Richard Sands, dated June 23, 1993, payable to the Estate of Loren G. Ansley, c/o Jennifer Ansley, Executrix.*****

                  25. Pledge and Irrevocable Proxy Security Agreement, dated as of June 23, 1993, by and between Richard Sands and the Estate of Loren
         G. Ansley.*****

                  26. Escrow Agreement, dated June 23, 1993, by and among Richard Sands, the Estate of Loren G. Ansley, c/o Jennifer Ansley, Executrix, and Boylan, Brown, Code, Fowler & Wilson.*****

         ---------------


         *        Filed with Schedule 13D (Amendment No. 4)
         **       Filed with Schedule 13D (Amendment No. 3)
         ***      Filed with Schedule 13D (Amendment No. 2).
         ****     Filed with Schedule 13D (Amendment No. 1).
         *****    Filed with Schedule 13D.

                         SCHEDULE 13D (Amendment No. 5)
--------------------------------------------------------------------------------
CUSIP NO. 595143 10 8                                           Page 11 of 13
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         Signature.

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


         Dated:  April 23, 2001
                                        RHD CAPITAL VENTURES LLC


                                        /s/Richard Sands
                                        ---------------------------------
                                        Richard Sands as Managing Member


                                        /s/Richard Sands
                                        ---------------------------------
                                        Richard Sands


                                        /s/Robert Sands
                                        ---------------------------------
                                        Robert Sands



                                        CWC PARTNERSHIP-I

                                        BY:/s/Richard Sands
                                           ------------------------------
                                          Richard Sands, Co-Managing Partner

                                        BY:/s/Robert Sands
                                           ------------------------------
                                           Robert Sands, Co-Managing Partner

                                    EXHIBIT A


                                    AGREEMENT


         The undersigned hereby agree that the Schedule 13D (Amendment No. 5) under the Securities and Exchange Act of 1934, as amended, relating to shares of the Common Stock of Hudson Hotels Corporation to which this Agreement is an Exhibit and which is to be filed with the Securities and Exchange Commission is filed on behalf of each of the undersigned.

         This Agreement may be executed in several counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

DATED:  April 23, 2001                  RHD CAPITAL VENTURES LLC

                                        /s/Richard Sands
                                        ---------------------------------
                                        Richard Sands as Managing Member


                                        /s/Richard Sands
                                        ---------------------------------
                                        Richard Sands


                                        /s/Robert Sands
                                        ---------------------------------
                                        Robert Sands


                                        CWC PARTNERSHIP-I

                                        BY:/s/Richard Sands
                                           ------------------------------
                                           Richard Sands, Co-Managing Partner

                                        BY:/s/Robert Sands
                                           ------------------------------
                                           Robert Sands, Co-Managing Partner

                                    EXHIBIT B


                                 April 11, 2001


RHD Capital Ventures LLC
300 Willowbrook Office Park
Fairport, New York 14450
Attn:  Richard Sands, President

         RE:      Sale of Shares of Hudson Hotels Corporation ("Hudson") by
                  The Oppenheimer Convertible Securities Fund ("Oppenheimer") to RHD Capital Ventures LLC ("RHD")

Dear Mr. Sands:

         The purpose of this letter is to evidence the terms of our agreement to sell and transfer 555,556 shares of the common stock of Hudson (the "Shares") to RHD for $.60 per share for an aggregate purchase price of $333,333.60. The Shares are owned beneficially and of record by Oppenheimer. Oppenheimer warrants that the Shares shall be fully paid and non-assessable, free and clear of any and all liens, claims, security interests and other encumbrances and freely tradable, upon transfer to RHD (subject to limitations, if any, under Rule 144 in the event RHD is an affiliate of Hudson). The closing of this transaction will take place at the offices of OppenheimerFunds on April 11, 2001, at 10:00 a.m. At the closing, RHD will pay the purchase price by wire transfer of immediately available funds pursuant to wire instructions to be provided in advance in writing by Oppenheimer, and Oppenheimer will deliver one or more certificates representing the Shares duly endorsed for transfer to RHD.

         Each of Oppenheimer and RHD acknowledges to the other that (i) each is a knowledgeable and sophisticated investor with such experience in financial and business matters that it is capable of evaluating the merits of the purchase and sale of the Shares upon the terms set forth herein, (ii) each has performed its own due diligence and investigations with respect to the purchase and sale of the Shares and such other matters as it has deemed necessary or appropriate to make an informed decision with respect to the purchase and sale of the Shares on the terms set forth herein, and (iii) each has made an informed decision and is not relying upon any representation of the other with respect to Hudson or its prospects.

         Please indicate your agreement with the foregoing terms by signing a copy of this letter where indicated and returning it to my attention.

                                    The Oppenheimer Convertible Securities Fund




                                    By: /s/ Edward Everett
                                        -------------------------------------

                                        Edward Everett, Vice President

So agreed:

RHD Capital Ventures LLC



By:  /S/ Richard Sands
   ------------------------
    Richard Sands, President

                                   EXHIBIT C

                             PUT AND CALL AGREEMENT


         THIS AGREEMENT, dated as of May 24, 2000, is by and between RHD CAPITAL VENTURES LLC, a Delaware limited liability company having an office at 300 Willowbrook Office Park, Fairport, New York 14450, Attention: Richard Sands, Manager, Telefax Number (716) 218-2160 (together with its successors and assigns, the "Warrantholder") and HUDSON HOTELS CORPORATION, a New York corporation, with an address of 300 Bausch & Lomb Place, Rochester, New York 14604, Attention: E. Anthony Wilson, Chairman, Telefax Number: (716) 454-1865 (the "Issuer").

                                R E C I T A L S:
                                 - - - - - - - -

         WHEREAS, on May 2, 2000, the Issuer authorized the issuance by the Issuer to the Warrantholder of a certain Agreement and Warrant to Purchase 5,000,000 Common Shares (the "Warrant"), exercisable by the Warrantholder on or before May 24, 2005 at a purchase price of $1.00 per share; and

         WHEREAS, as provided in the Warrant, the consideration for the grant of the Warrant is the payment of $1,000,000 (the "Issue Price") to the Issuer by the Warrantholder, of which $250,000 shall be paid in cash and the balance shall be paid by the execution and delivery by the Warrantholder to the Issuer of the Warrantholder's promissory note in the face amount of $750,000 (the "Promissory Note"); and

         WHEREAS, as a condition to purchasing the Warrant from the Issuer, the Warrantholder requires the Issuer to enter into this Agreement with the Warrantholder providing for (a) an option exercisable by the Issuer to purchase the Warrant from the Warrantholder and (b) an option exercisable by the Warrantholder to require the Issuer to purchase the Warrant from the Warrantholder, on the terms and conditions set forth in this Agreement; and

         WHEREAS, the Issuer is willing to enter into this Agreement with the Warrantholder on the terms and conditions set forth herein;

         NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Issuer and the Warrantholder do hereby agree as follows:

1.       PUT AND CALL OF WARRANT

                  (a)      UPON PAYMENT OF ALL INDEBTEDNESS.
                           ---------------------------------

                  Upon the date of payment in full (the "Payment Date") of all indebtedness of the Issuer and Hudson Hotels Properties Corp. ("HHPC") to the Warrantholder (excluding the indebtedness of the Issuer to the Warrantholder under this Agreement) and for a period of thirty (30) days thereafter:

                       (i) The Issuer shall have the option to purchase the Warrant for the "Warrant Purchase Price" (as determined and calculated pursuant to Section 1(c) hereof; and

                       (ii) The Warrantholder shall have the option to require the Issuer to purchase the Warrant for the Warrant Purchase Price.

The option of the Issuer under Section 1(a)(i) hereof and the option of the Warrantholder under Section 1(a)(ii) hereof shall each be exercised by written notice to the other party given within thirty (30) days after the Payment

Date. In the event that the Issuer or the Warrantholder exercises its respective option under this Section 1(a), the closing of the purchase of the Warrant shall occur within ten (10) days after the date of exercise by the Issuer or the Warrantholder of its respective option under this Section 1(a); and the Warrant Purchase Price shall become immediately due and payable upon the earlier of (y) the date of closing of the purchase of the Warrant or (z) the date ten days after the date of exercise by the Issuer or the Warrantholder of its respective option under this Section 1(a).

                  (b) UPON EVENT OF DEFAULT.

                  Upon the occurrence of any "Event of Default" (as such term is defined in any document or instrument evidencing or securing any indebtedness of the Issuer or HHPC to the Warrantholder), the Warrantholder shall have the option to require the Issuer to purchase the Warrant for the Warrant Purchase Price. The option of the Warrantholder under this Section 1(b) shall be exercised by written notice to the Issuer given within thirty (30) days after the date of the occurrence of any Event of Default. In the event that the Warrantholder exercises its option under this Section 1(b), the closing of the purchase of the Warrant shall occur within ten (10) days after the date of exercise by the Warrantholder of its option under this Section 1(b); and the Warrant Purchase Price shall become immediately due and payable upon the earlier of (y) the date of closing of the purchase of the Warrant and (z) the date ten days after the date of exercise by the Warrantholder of its option under this
Section 1(b).

                  (c) WARRANT PURCHASE PRICE.

                             (i) DEFINITIONS. For purposes of this Section 1(c), the following expressions shall have the following meanings:


                                    "S1" means the amount set forth on Schedule
                                    1 attached hereto for the whole number of months from May 24, 2000 to the Trigger Date, for the exercise by the Issuer or the Warrantholder of its respective option under
                                    Section 1(a), or the exercise by the
                                    Warrantholder of its option under Section
                                    1(b), as applicable.

                                    "TD" means the aggregate outstanding
                                    indebtedness of the Issuer to the
                                    Warrantholder (excluding the Indebtedness of the Issuer to the Warrantholder under this Agreement) on the Trigger Date.

                                    "AMP" means the average market price of
                                    shares of common stock of the Issuer for the calendar quarter immediately preceding the Trigger Date.

                                    "n" is equal to the whole number of months from May 24, 2000 to the Trigger Date.

                                    "Trigger Date" means the date of the event which triggers the determination and calculation of the Warrant Purchase Price, which date shall be (A) the Payment Date or
                                    (B) the date of the occurrence of an Event of Default, as the case may be.

                                    "TSP" means the product of 2.73 and (1.01)n.

                             (ii) DETERMINATION OF WARRANT PURCHASE PRICE. For purposes of this Agreement, the Warrant Purchase Price for each share of common stock of the Issuer, with respect to which the Warrant shall not have been exercised as of the date of determination, shall be determined and calculated as follows:

                                    (A) if AMP is less than TSP, then the
                                        Warrant Purchase Price shall equal (.2
                                        times (TSP minus AMP)) plus ((S1 minus
                                        TD) divided by 5,000,000); and

                                    (B) if AMP is greater than or equal to TSP,
                                        then the Warrant Purchase Price shall
                                        equal (S1 minus TD) divided by
                                        5,000,000.

                                    In determining and calculating the Warrant
                                    Purchase Price pursuant to this Section
                                    1(c)(ii), if S1 is less than TD on the date of determination, then (S1 minus TD) shall be deemed to equal zero.

         2. NOTICES. All notices required or permitted hereunder shall be given in writing and shall be effective for all purposes if hand delivered or sent by
(a) hand delivery, with proof of attempted delivery, (b) certified or registered United States mail, postage prepaid; (c) expedited prepaid delivery service, either commercial or United States Postal Service, with proof of attempted delivery, or (d) by telecopier (with answerback acknowledged) provided that such telecopied notice must also be delivered by one of the means set forth in (a),
(b) or (c) above, addressed if to Warrantholder at its address set forth on the first page hereof, and if to Issuer at its designated address set forth on the first page hereof with a copy to Alan Lockwood, Esquire, Boylan, Brown, Code, Vigdor & Wilson LLP, 2400 Chase Square, Rochester, New York 14604, Telecopier
Number: (716) 232-3528, or at such other address and person as shall be designated from time to time by any party hereto, as the case may be, in a written notice to the other parties hereto in the manner provided for in this Section. A copy of all notices directed to Warrantholder shall be delivered concurrently to James E. Locke, Esq., Nixon Peabody LLP, Clinton Square, Rochester, New York 14603, Telecopier Number: (716) 263-1600. A notice shall be deemed to have been given: (a) in the case of hand delivery, at the time of delivery; (b) in the case of registered or certified mail, when delivered or the first attempted delivery on a business day; (c) in the case of expedited prepaid delivery, upon the first attempted delivery on a business day; or (d) in the case of telecopier, upon receipt of answerback confirmation, provided that such telecopied notice was also delivered as required in this Section. A party receiving a notice which does not comply with the technical requirements for notice under this Section may elect to waive any deficiencies and treat the notice as having been properly given.

         3. WAIVER OF TRIAL BY JURY. ISSUER AND WARRANTHOLDER, TO THE FULLEST EXTENT THAT THEY MAY LAWFULLY DO SO, HEREBY WAIVE TRIAL BY JURY IN ANY ACTION OR PROCEEDING BROUGHT BY EITHER PARTY HERETO WITH RESPECT TO THIS AGREEMENT.

         4. SEVERABILITY. If any clause or provision of this Agreement is determined to be illegal, invalid or unenforceable under any present or future law by the final judgment of a court of competent jurisdiction, the remainder of this Agreement will not be affected thereby. It is the intention of the parties that, if any such provision is held to be invalid, illegal or unenforceable, there will be added in lieu thereof a provision as similar in terms to such provision as is possible, and that such added provision will be legal, valid and enforceable.

         5. HEADINGS. All headings contained in this Agreement are for reference purposes only and are not intended to affect in any way the meaning or interpretation of this Agreement.

         6. GOVERNING LAW. This Agreement shall be construed, interpreted, enforced and governed by and in accordance with the internal laws of the State of New York, without regard to principles of conflicts of laws.

         7. COUNTERPARTS. This Agreement may be executed in counterparts, each of which will be deemed to be an original document, but all of which will constitute a single document.

         IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed and delivered effective as of the date and year first above written.

                                           WARRANTHOLDER:

                                           RHD CAPITAL VENTURES LLC,
                                           a Delaware limited liability company

                                           By
                                              ----------------------------------
                                              Name:  Richard Sands
                                              Title:  Manager

                                           ISSUER:

                                           HUDSON HOTELS CORPORATION, a New York
                                           corporation

                                           By
                                              ----------------------------------
                                              Name:  E. Anthony Wilson
                                              Title:  Chairman and CEO

                               SCHEDULE 1
                             ($ IN MILLIONS)

  WHOLE NUMBER               S1                         S1
    OF MONTHS            FOR OPTION                 FOR OPTION
 FROM 5/24/2000            UNDER                       UNDER
 TO TRIGGER DATE        SECTION 1(A)               SECTION 1(B)

        1                $26.145938                 $37.700000
        2                $26.226276                 $37.700000
        3                $26.311700                 $37.700000
        4                $26.402349                 $37.700000
        5                $26.498364                 $37.700000
        6                $26.599892                 $37.700000
        7                $26.707086                 $37.700000
        8                $26.820104                 $37.700000
        9                $26.939109                 $37.700000
       10                $27.064273                 $37.700000
       11                $27.018989                 $37.700000
       12                $26.977115                 $37.700000
       13                $26.938748                 $37.700000
       14                $26.903990                 $37.700000
       15                $26.872946                 $37.700000
       16                $26.845726                 $37.700000
       17                $26.822445                 $37.700000
       18                $26.803224                 $37.700000
       19                $26.788186                 $37.700000
       20                $26.777461                 $37.700000
       21                $26.771186                 $37.700000
       22                $26.769501                 $37.700000
       23                $26.772553                 $37.700000
       24                $26.878185                 $37.700000
       25                $26.999375                 $37.700000
       26                $27.136746                 $37.700000
       27                $27.290956                 $37.700000
       28                $27.462704                 $37.700000
       29                $27.652730                 $37.700000
       30                $27.861820                 $37.700000
       31                $28.090805                 $37.700000
       32                $28.340566                 $37.700000
       33                $28.612037                 $37.700000
       34                $28.906206                 $37.700000
       35                $29.224122                 $37.991358
       36                $29.566892                 $38.436960
       37                $29.935693                 $38.916401
       38                $30.331769                 $39.431299
       39                $30.756438                 $39.983370
       40                $31.211098                 $40.574428
       41                $31.697229                 $41.206397
       42                $32.216396                 $41.881315


                                       5




       43                $32.770263                 $42.601342
       44                $33.360588                 $43.368765
       45                $33.989237                 $44.186008
       46                $34.658186                 $45.055642
       47                $35.369532                 $45.980391
       48                $36.125494                 $46.963142
       49                $36.928427                 $48.006956
       50                $37.780830                 $49.115080
       51                $38.685351                 $50.290956
       52                $39.644798                 $51.538238
       53                $40.662153                 $52.860798
       54                $41.740576                 $54.262749
       55                $42.883425                 $55.748452
       56                $44.094260                 $57.322538
       57                $45.376864                 $58.989923
       58                $46.735251                 $60.755827
       59                $48.715050                 $63.329565
       60                $50.694849                 $65.903303

                                  EXHIBIT D

            AGREEMENT AND WARRANT TO PURCHASE 5,000,000 COMMON SHARES

            Agreement and Warrant to Purchase 5,000,000 Common Shares
                            HUDSON HOTELS CORPORATION


         This certifies that, for value received, RHD Capital Ventures LLC, the registered holder hereof (the "Warrantholder") is entitled to purchase from Hudson Hotels Corporation, a New York corporation with its principal office at 300 Bausch & Lomb Place, Rochester, New York 14604 (the "Company") Five Million (5,000,000) shares of common stock of the Company (the "Shares") at or before 5:00 p.m. Eastern Standard Time on May 23, 2005 at the purchase price per share of $1.00 per share (the "Warrant Price"), subject to the following terms and conditions. The number of Shares purchasable upon exercise of this Warrant and the Warrant Price per Share shall be subject to adjustment from time to time as set forth herein.

1.       CONSIDERATION FOR WARRANT.

         This Warrant is granted in consideration of the payment of $1,000,000 to the Company by the Warrantholder, of which $250,000 has been paid in cash and the balance of $750,000 by execution and delivery of the Warrantholder's Promissory Note in the form attached hereto as Exhibit A.

2.       EXERCISE.

         This Warrant may be exercised in whole or in part at any time by presentation of this Warrant with the Purchase Form as attached hereto duly completed and executed, together with payment of the Warrant Price at the principal office of the Company. Payment of the Warrant Price may be made in cash, by wire transfer or by check. Upon surrender of the Warrant and payment of such Warrant Price as aforesaid, the Company shall issue and cause to be delivered with all reasonable dispatch to or upon the written order of the Warrantholder and in such name or names as the Warrantholder may designate a certificate or certificates for the number of full Shares so purchased upon the exercise of the Warrant, together with Fractional Warrants, as provided in
Section 8 hereof, in respect of any fractional Shares otherwise issuable upon such surrender. Such certificate or certificates shall be deemed to have been issued and any person so designated to be named therein shall be deemed to have become a holder of record of such Shares as of the date of the surrender of the Warrant and the payment of the Warrant Price, as aforesaid, notwithstanding that the certificates representing the Shares shall not actually have been delivered or that the stock transfer books of the Company shall then be closed. The Warrant shall be exercisable, at the election of the Warrantholder, either in full or from time to time in part and, in the event that a certificate evidencing the Warrant is exercised in respect of less than all of the Shares specified therein at any time prior to the Termination Date, a new certificate evidencing the remaining Warrant will be issued by the Company.

3.       RESERVATION OF SHARES.

         There has been reserved, and the Company shall at all times keep reserved so long as the Warrant remains outstanding, out of its authorized Common Shares, such number of Shares as shall be subject to purchase under the Warrant. Every transfer agent for the Common Shares and other securities of the Company issuable upon the exercise of the Warrant will be irrevocably authorized and directed at all times to reserve such number of authorized Shares and other securities as shall be requisite for such purpose. The Company will keep a copy of this Warrant on file with every transfer agent for the Common Shares and other securities of the Company issuable upon the exercise of the Warrant. The Company will supply such transfer agent with duly executed stock and other certificates for such purpose.

4.       FURTHER OBLIGATIONS OF COMPANY.

         4.1 The Company covenants and agrees that all Shares which may be delivered upon exercise of this Warrant shall, upon delivery, be fully paid and non-assessable, and be free from all taxes, liens and charges with respect to the purchase thereof hereunder, and without limiting the generality of the foregoing, the Company covenants and agrees that it shall from time to time take all such action as may be necessary to assure that the par value per share of the Common Shares is at all times equal to or less than the then current Warrant Price per share of the Common Shares issuable pursuant to this Warrant.

                   1.2 If the Warrantholder claims that this Warrant has been mutilated, lost, destroyed or wrongfully taken, the Company shall issue and deliver to the Warrantholder a replacement Warrant provided that the requirements of Section 8-405 of the New York Uniform Commercial Code has been met and, if this Warrant has been mutilated, that it is surrendered to the Company.

5.       REGISTRATION AND TRANSFER.

         The Warrant shall be registered on the books of the Company when issued and shall be transferable only on the books of the Company maintained at its principal office in Rochester, New York, or wherever its principal executive offices may then be located, upon delivery thereof duly endorsed by the Warrantholder or its duly authorized attorney or representative, or accompanied by proper evidence of succession, assignment or authority to transfer. Upon any registration or transfer, the Company shall execute and deliver a new Warrant to the person entitled thereto.

6.       EXCHANGE OF WARRANT CERTIFICATE.

         This Warrant certificate may be exchanged for another certificate or certificates entitling the Warrantholder to purchase a like aggregate number of Shares as the certificate or certificates surrendered then entitled the Warrantholder to purchase. The Warrantholder desiring to exchange a Warrant certificate shall make such request in writing delivered to the Company, and shall surrender, properly endorsed, the certificate evidencing the Warrant to be so exchanged. Thereupon, the Company shall execute and deliver to the person entitled thereto a new Warrant certificate as so requested.

7.       ADJUSTMENT OF WARRANT PRICE AND NUMBER OF SHARES.

         7.1. GENERAL. The number of Shares purchasable upon the exercise of the Warrant and the Warrant Price shall be subject to adjustment from time to time upon the happening of certain events, as follows:

                    7.1.1. In case the Company shall, with regard to its Common Shares (or securities convertible into or exchangeable for Common Shares) (A) pay a dividend in Common Shares or make a distribution in Common Shares, (B) subdivide its outstanding Common Shares into a greater number of Shares, (C) combine its outstanding Common Shares into a smaller number of Common Shares, or (D) issue by reclassification of its Common Shares other securities of the Company, the number of Shares purchasable upon exercise of the Warrant immediately prior thereto shall be adjusted so that the Warrantholder shall be entitled to receive the kind and number of Shares or other securities of the Company which it would have owned or would have been entitled to receive after the happening of any of the events described above, had the Warrant been exercised immediately prior to the happening of such event or any record date with respect thereto. Any adjustment made pursuant to this subsection shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

                    7.1.2. No adjustment in the number of Shares purchasable hereunder shall be required unless such adjustment would require an increase or decrease of at least one percent in the aggregate number of Shares then purchasable upon the exercise of the Warrant; provided however, that any adjustments which by reason of this Section 7.1.2 are not required to be made immediately shall be carried forward and taken into account in any subsequent adjustment.

                    7.1.3. Whenever the number of Shares purchasable upon the exercise of the Warrant is adjusted as herein provided, the Warrant Price payable upon exercise of the Warrant shall be adjusted by multiplying such Warrant Price immediately prior to such adjustment by a fraction, of which the numerator shall be the number of Shares purchasable upon the exercise of the Warrant immediately prior to such adjustment, and of which the denominator shall be the number of shares so purchasable immediately thereafter.

                    7.1.4. Whenever the number of Shares purchasable upon the exercise of this Warrant or the Warrant Price is adjusted as herein provided, the Company shall cause to be promptly mailed to the Warrantholder in accordance with the provisions of Section 11 hereof, notice of such adjustment or adjustments and a certificate of a firm of independent public accountants selected by the Board of Directors of the Company (who may be the regular accountants employed by the Company) setting forth the number of Shares purchasable upon the exercise of the Warrant and the Warrant Price after such adjustment, a brief statement of the facts requiring such adjustment, and the computation by which such adjustment was made.

                    7.1.5. For the purpose of this Section 7.1, the term "Common Shares" shall mean (A) the class of shares designated as the Common Shares of the Company at the date of this Agreement, or (B) any other class of shares resulting from successive changes or reclassifications of such Common Shares including changes in par value, or from par value to no par value, or from no par value to par value. In the event that at any time, as a result of an adjustment made pursuant to this Section 7, the Warrantholder shall become entitled to purchase any shares of the Company other than Common Shares, thereafter the number of such other shares so purchasable upon exercise of the Warrant and the Warrant Price of such shares shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Shares contained in this Section 7.

         7.2. NO ADJUSTMENT OF DIVIDENDS. Except as provided in Section 7.1, no adjustment in respect of dividends shall be made during the term of the Warrant or upon the exercise of the Warrant.

         7.3. PRESERVATION OF PURCHASE RIGHTS UPON REORGANIZATION, RECLASSIFICATION, CONSOLIDATION, MERGER, etc. In case of any capital reorganization or reclassification of the Common Shares of the Company, or in case of any consolidation of the Company with or merger of the Company into another corporation or in case of any sale or conveyance to another person of the property, assets or business of the Company as an entirety or substantially as an entirety, the Company or such successor or purchaser, as the case may be, shall execute with the Warrantholder an agreement that the Warrantholder shall have the right thereafter upon payment of the Warrant Price in effect immediately prior to such action to purchase upon exercise of the Warrant the kind and amount of shares and other securities and property which it would have owned or have been entitled to receive after the happening of such reorganization or reclassification, consolidation, merger, sale or conveyance had the Warrant been exercised immediately prior to such action. In the event of a merger described in Section 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended, in which the Company is the surviving corporation, the right to purchase Shares under the Warrant shall terminate on the date of such merger and thereupon the Warrant shall become null and void but only if the controlling corporation shall agree to substitute for the Warrant its warrant which entitles the holder thereof to purchase upon its exercise the kind and amount of shares and other securities and property which it would have owned or had been entitled to receive had the Warrant been exercised immediately prior to such merger. The adjustments required by this Section 7.3 shall be effected in a manner which shall be as nearly equivalent as may be practicable to the adjustments provided for elsewhere in this Section 7. The provisions of this Section 7.3 shall similarly apply to successive consolidations, mergers, sales or conveyances.

         7.4. STATEMENT ON WARRANTS. Irrespective of any adjustments in the Warrant Price or the number or kind of Shares purchasable upon the exercise of the Warrant, the Warrant certificate or certificates theretofore or thereafter issued may continue to express the same price and number and kind of Shares as are stated in this initially issued Warrant.

8.       FRACTIONAL SHARES.

         The Company shall not be required to issue fractional Shares on the exercise of the Warrant. If any fraction of a Share would, except for the provisions of this Section 8, be issuable on the exercise of the Warrant (or specified portion thereof), the Company shall issue to the Warrantholder a fractional Warrant entitling Warrantholder, upon surrender with other fractional Warrants aggregating one or more full Shares, to purchase such full Shares. If fractional Warrants do not aggregate a full Share, their value (over and above their exercise price) shall be paid in full in cash upon exercise to the exercising Warrantholder.

9.       REGISTRATION.

         9.1. The Company agrees that, upon exercise of the Warrant by the Warrantholder, the Company will prepare and file a registration statement under the Securities Act of 1933 (the "Act") covering all or any of the Shares and will use its best efforts to cause such registration statement to become effective as soon as practicable and to remain effective and current, and take all other action necessary under any Federal or state law or regulation of any governmental authority to permit all Warrant Shares to be sold or otherwise disposed of and will maintain such compliance with each such Federal and state law and regulation of any governmental authority for the period necessary for the Holder and such Holders to effect the proposed sale or other disposition.

         9.2. To the extent not registered under Section 9.1 above, if at any time before June 1, 2005, the Company proposes to register or qualify any of its securities under the Act or any other applicable federal or state law or regulation of governmental authority, it will each such time give written notice to all the then holders of this Warrant, if this

                    Warrant has not yet expired, and to all holders of Shares acquired by reason of exercise of this Warrant, of its intention to do so and, upon the written request of any such holder given within thirty (30) days after receipt of any such notice (which request shall specify the number of Shares intended to be sold or disposed of and describe the nature of any proposed sale or other disposition thereof), the Company will use its best efforts to cause such Shares so specified (up to 50% of total number of Shares) to be registered or qualified under such laws or regulations, to the extent requisite to permit the sale or other disposition thereof (in accordance with the method described by such holder, provided such method is in accordance with law). The Company will keep effective and maintain any registration or qualification specified in this Section 9.2 for a period of not less than six months.

         9.3.       Whenever the Company is required by the provisions of
                    Section 9.1 or 9.2 of this Section 9 to effect a registration or qualification of any Shares, the Company will furnish to each holder whose Shares are the subject of such registration or qualification such number of copies of any prospectus (including any preliminary or summary prospectus) or other like document as such holder may reasonably request in order to effect the sale of the securities to be sold by such holder, and will use its best efforts to qualify such securities under such state securities or Blue Sky laws as may be requisite for such purpose. All expenses incurred by the Company in connection with any registration or qualification, including registration or filing fees, printing expenses and fees, compensation of regular employees of the Company and disbursements of counsel and of independent accountants of the Company shall be borne by the Company. Underwriters' commissions (if any) and the fees of counsel for any holder of Shares subject to such registration or qualification shall be borne (in such respective amounts as shall be determined by them) by the person or persons requesting such registration or qualification pursuant to this Section 9.

         9.4. Each holder whose securities are the subject of registration or qualification under this Section 9 agrees to furnish to the Company such information concerning such holder as may be requested by the Company which is necessary in connection with any such registration or qualification.

         9.5. In the event that the Company shall be obligated to use its best efforts to effect any registration or qualification under either Section 9.1 or 9.2:

                    9.5.1. The Company will indemnify and hold harmless each holder whose securities are the subject of a registration or qualification under this
                                 Section 9 and each underwriter of the
                                 securities so registered or qualified
                                 (including any broker or dealer through whom such securities may be sold) and each person, if any, who controls any such holder or any such underwriter within the meaning of Section 15 of the Act, from and against any and all losses, claims, damages, expenses or liabilities, joint or several, to which they or any of them may become subject under the Act or under any other statute or at common law or otherwise, and except as hereinafter provided, will reimburse each such holder and each of the underwriters and each such controlling person, if any, for any legal or other expenses reasonably incurred by them or any of them in connection with investigating or defending any actions, whether or not resulting in any liability, insofar as such losses, claims, damages, expenses, liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement, in any preliminary or amended preliminary prospectus or in the prospectus (or the registration statement or prospectus as from time to time amended or supplemented by the Company), or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading, unless such untrue statement or omission was made in such registration statement, preliminary or amended preliminary prospectus or prospectus in reliance upon and in conformity with information furnished in writing to the Company in connection therewith by such holder or any underwriter expressly for use therein. Promptly after receipt by any holder or any underwriter or any person controlling such holder or such underwriter of notice of the commencement of any action in respect of which indemnity may be sought against the Company, such holder or such underwriter, as the case may be, will notify the Company in writing of the commencement thereof, and subject to the provisions hereinafter stated, the Company shall assume the defense of such action (including the employment of counsel, who shall be counsel satisfactory to such holder or such underwriter or such person, as the case may be), and the payment of expenses insofar as such action shall relate to any alleged liability in respect of which indemnity may be sought against the Company. Each holder or any underwriter or any such controlling person shall have the right to employ separate counsel in any such action and to participate in the defense thereof but the fees and expenses of such counsel shall not be at the expense of the Company unless the employment of such counsel has been specifically authorized by the Company. The Company shall not be liable to indemnify any person for any settlement of any such action effected without the Company's consent; and

                    9.5.2. each holder will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement and each person, if any, who controls the Company within the meaning of Section 15 of the Act from and against any and all losses, claims, damages, expenses or liabilities, joint or several, to which they or any of them may become subject under the Act or under any other statute or at common law or otherwise, and except as hereinafter provided, will reimburse the Company and each such director, officer or controlling person for any legal or other expenses reasonably incurred by them or any of them in connection with investigating or defending any actions whether or not resulting in any liability, insofar as such losses, claims, damages, expenses, liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement, in any preliminary or amended preliminary prospectus or in the prospectus (or the registration statement or prospectus as from time to time amended or supplemented) or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company in connection therewith by such holder expressly for use therein. Promptly after receipt of notice of the commencement of any action in respect of which indemnity may be sought against any holder, the Company will notify such holder in writing of the commencement thereof, and such holder, the Company will notify such holder in writing of the commencement thereof, and such holder shall, subject to the provisions hereinafter stated, assume the defense of such action (including the employment of counsel, who shall be counsel satisfactory to the Company) and the payment of expenses insofar as such action shall relate to an alleged liability in respect of which indemnity may be sought against such holder. The Company and each such director, officer or controlling person shall have the right to employ separate counsel in any such action and to participate in the defense thereof but the fees and expenses of such counsel shall not be at such holder's expense unless the employment of such counsel has been specifically authorized by such holder. Such holder shall not be liable to indemnify any person for any settlement of any such action effected without such holder's consent.

10.      NO RIGHTS AS SHAREHOLDER; NOTICES TO WARRANTHOLDER.

         Nothing contained in this Agreement or in any of the Warrants shall be construed as conferring upon the Warrantholder or its transferees any rights as a shareholder of the Company, including the right to vote, receive dividends, or consent as a shareholder in respect of any meeting of shareholders for the election of directors of the Company or any other matter. However, the Company shall be required to give notice in writing to the Warrantholder of any meeting of shareholders of the Company or any proposed consent of the shareholders as provided in Section 11 hereof at least twenty (20) days prior to the date fixed as a record date or the date of closing the transfer books for the determination of the shareholders entitled to any relevant dividend, distribution, subscription rights or other rights or for the determination of shareholders entitled to vote at any such meeting or as to which any consent is requested. Such notice shall specify such record date or the date of closing the transfer books, as the case may be.

11.      NOTICES.

         Any notice pursuant to this Agreement by the Company or by the Warrantholder shall be in writing and shall be deemed to have been duly given if delivered by hand or if mailed by certified mail, return receipt requested, postage prepaid, addressed as follows:

         11.1. If to the Warrantholder - addressed to RHD Capital Ventures LLC, 300 Willowbrook Office Park, Fairport, New York 14450,
                    Attn: Richard Sands.

         11.2. If to the Company - addressed to Hudson Hotels Corporation, 300 Bausch & Lomb Place, Rochester, NY 14604, Attn: E. Anthony Wilson, Chairman or to such other address as any such party may designate by notice to the other party. Notices shall be deemed given at the time they are delivered personally or three days after they are mailed in the manner set forth above.

12.      SUCCESSORS.

         All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrantholder shall bind and inure to the benefit of their respective successors and assigns hereunder.

13.      MERGER OR CONSOLIDATION OF THE COMPANY.

         The Company will not merge or consolidate with or into any other corporation or sell all or substantially all of its property to another person, unless the provisions of Section 7.3 are complied with.

14.      APPLICABLE LAW.

         This Agreement shall be deemed to be a contract made under the laws of the State of New York and for all purposes shall be construed in accordance with the laws of said State applicable to contracts made and to be performed entirely within such State.

15.      COUNTERPARTS.

         This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

16.      HEADINGS.

         The headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         IN WITNESS WHEREOF, the Company has caused this Warrant to be executed on this 24th day of May, 2000 by its duly authorized officers and the corporate seal hereunto fixed.

                                               HUDSON HOTELS CORPORATION

(corporate seal)
                                               By:  ____________________________
Attest:                                               E. Anthony Wilson
                                                      President

-------------------------
Alan S. Lockwood
Secretary

                                   Exhibit E

                                    AMENDMENT
                                       TO
                              AGREEMENT AND WARRANT


         This Amendment to Agreement and Warrant ("Amendment") is made this 23rd day of April, 2001, and is by and between Hudson Hotels Corporation ("Hudson") and RHD Capital Ventures LLC ("RHD").

         WHEREAS, the parties entered into an Agreement and Warrant ("Warrant") and Put and Call Agreement ("Put and Call Agreement") each dated May 24, 2000;

         WHEREAS, the Warrant was issued to RHD on the condition that the Put and Call Agreement be simultaneously executed and delivered therewith;

         WHEREAS, a principal purpose of the Put and Call Agreement is to provide Hudson with a reasonable opportunity to preempt the exercise of the Warrant by the exercise of its right to repurchase the Warrant pursuant to the terms of the Put and Call Agreement;

         WHEREAS, the parties desire to confirm and clarify their rights under the Warrant as to the preemption of the Put and Call Agreement; and

         WHEREAS, the parties acknowledge that in September 2000, the number of shares of common stock subject to the Warrant has been reduced to 1,666,667 as a result of a one for three reverse stock split by Hudson and the price per share has been adjusted to account for a reduced number of shares but the same aggregate exercise price for the Warrant;

         NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises hereinafter set forth, the parties agree that the Warrant shall be amended as follows:

                  1. Exercise of Warrant. The Warrant shall not be exercisable in whole or in part prior to a certain date which shall be at least 65 days following the date of any notice given by RHD to Hudson of RHD's election to exercise the Warrant. RHD shall specify in such notice the date upon which the Warrant is to be exercised.

                  2. Preemption of Put and Call Agreement. In the event RHD gives notice of its election to exercise the Warrant, then Hudson may, nevertheless, exercise its right to purchase the Warrant pursuant to the Put and Call Agreement from the date of such notice to the date set forth for the exercise of the Warrant. Correspondingly, after having given notice of its election to exercise the Warrant, RHD may, nevertheless, require Hudson to purchase the Warrant in the event the conditions for such purchase arise as provided in the Put and Call Agreement. Any purchase of the Warrant pursuant to the Put and Call Agreement after notice has been given of an election to exercise the Warrant shall terminate the right to exercise the Warrant. The Warrant shall be exercisable on the date set forth in the notice required by paragraph 1 above in the event neither Hudson nor RHD exercises its rights under the Put and Call Agreement prior to such date to purchase the Warrant.

                  3. Effectiveness. Except as modified herein, all other terms and provisions of the Warrant shall remain in effect. The understandings and amendments set forth herein shall be deemed to have been incorporated in and a part of the Warrant from the date of execution and delivery of the Warrant.

         IT WITNESS WHEREOF, the parties have executed and delivered this Amendment on the date set forth above.

                                      RHD CAPITAL VENTURES LLC,
                                      a Delaware limited liability company



                                      By
                                        ----------------------------------------
                                           Name:  Richard Sands
                                           Title:  Manager


                                      HUDSON HOTELS CORPORATION, a
                                      New York corporation



                                      By
                                        ----------------------------------------
                                           Name:  E. Anthony Wilson
                                           Title:  Chairman and CEO